20003842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53627

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tranceka Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 5th Ave Suite 2000
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Schocken 206 623 1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2020

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Tranceka Capital, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

OATH OR AFFIRMATION

I, Joseph L. Schocken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tranceka Capital LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JOANNE VAN SICKLE
COMMISSION EXPIRES
NOTARY
PUBLIC
05-27-2022
STATE OF WASHINGTON

State of Washington
County of KING
Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2020 by Joseph L Schocken proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Tranceka Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tranceka Capital, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 27, 2020

Tranceka Capital, LLC
Statement of Financial Condition
12/31/2019

Assets

Cash And Cash Equivalents	$ 5,635,114
Investment in Securities, at fair value	2,927,246
Accounts Receivable, Net	3,370
Prepaid Expenses	22,797
Furniture And Equipment, Net	77,063
Right of Use Asset	378,073
Other Assets	100,855
Total assets	$ 9,144,518

Liabilities and Member's Equity

Liabilities

Account Payable And Accrued Expenses	$ 84,297
Lease Liability	409,050
Payable To Tenant	20,904
Total liabilities	514,251
Commitments and contingencies	
Member's equity	
Member's equity	8,630,267
Total Member's Equity	8,630,267
Total Liabilities And Member's Equity	$ 9,144,518

The accompanying notes are an integral part of these financial statements.

Tranceka Capital, LLC
Statement of Income
For The Year Ended December 31, 2019

Revenues	
Gain on termination of contract	$ 10,800,000
Unrealized Gain on investments	527,246
Fee income	6,150,281
Rental income	252,379
Interest income	25,591
Total revenues	17,755,497
Expenses	
Employee compensation and benefits	1,783,028
Commissions	4,595,028
Occupancy and equipment rental	505,920
Professional fees	360,278
Other operating expenses	312,357
Total expenses	7,556,611
Net income (loss)	$ 10,198,886

The accompanying notes are an integral part of these financial statements.

Tranceka Capital, LLC
Statement of changes in Member's Equity
For the Year Ended December 31, 2019

	Total Member's Equity
Balance at December 31, 2018	$ 2,464,861
Capital distributions	(4,033,480)
Net income (loss)	10,198,886
Balance at December 31, 2019	$ 8,630,267

The accompanying notes are an integral part of these financial statements.

Tranceka Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activities:		
Net income (loss)		$ 10,198,886
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Non cash compensation (stock)	$ (2,400,000)	
Unrealized gain on stock held	(527,246)	
Depreciation	24,465	
Amortization of Right of Use asset	79,106	
(Increase) decrease in :		
Accounts receivable, net	16,408	
Prepaid expenses	2,430	
Other assets	(3,938)	
(Decrease) increase in :		
Account payable and accrued expenses	(122,820)	
Payable to tenant	-	
Total adjustments		(2,931,595)
Net cash and cash equivalents provided by (used in) operating activities		7,267,291
Cash Flow from Investing Activities:		
Purchases of furniture and equipment	(3,888)	
Net cash and cash equivalents provided by (used in) investing activities		(3,888)
Cash Flow from Financing Activities:		
Principal payments on operating lease liability	(48,129)	
Capital distributions	(4,033,480)	
Net cash and cash equivalents provided by (used in) financing activities		(4,081,609)
Net increase (decrease) in cash and cash equivalents		3,181,794
Cash and cash equivalents at December 31, 2018		2,453,320
Cash and cash equivalents at December 31, 2019		$ 5,635,114

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	-
Income taxes	$	-

Supplemental disclosure of non-cash transactions:

The Company recognized a Right of Use asset by recording a Lease Liability for $457,179.

The accompanying notes are an integral part of these financial statements.

Tranceka Capital, LLC
Notes to Financial Statements
December 31, 2019

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Tranceka Capital , LLC (the "Company") was organized in the State of Washington on April 4, 2002, under the name Broadmark Capital, LLC. The company changed its name to Tranceka Capital LLC in November 2019. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company (or "LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested into it. The Company has a single member-owner called Tranceka Holdings, LLC ("Holdings"). Holdings has a single member-owner called Tranceka, LLC ("Tranceka").

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 89% of fee income was earned from three companies (PBM/BREM/BREM III) in 2019.

Fees associated with locating investors for companies are generally recognized when the services are completed and the payments are considered collectible. Fees associated with business advisory services are recognized on a straight-line basis over the term of the services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent billings of monthly retainers and advances of expenses to current and former customers. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance, and the allowance is adjusted as needed. At the end of the current year it was determined that there was no need for a reserve on existing balances.

Marketing and advertising expenses include expenses incurred for business promotional efforts through participating in networking events and sponsorships. These costs are expensed as incurred.

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner, The Company does not file federal tax returns at the Company level as it is owned by a single member LLC, Tranceka Holdings, which is owned by Tranceka. All federal tax filings are reported at Tranceka's level.

NOTE 2: RELATED PARTY TRANSACTIONS

Holdings had partial ownership in four companies that are clients to the Company. Pursuant to the terms of the Investment Advisory/Investment Banking Agreements with these related clients, the Company was named as the exclusive financial advisor and investment banker for the purpose of raising capital. For the year ended December 31, 2019, investment banking fees from these clients were $5,735,673 and included in fee income on the Statement of Income. During the year ended December 31, 2019, these four clients were apart of a merger that resulted in the termination of the Financial Advisory/Investment Banking Agreements. The Company was compensated $10,800,000 to terminate the agreements.

During 2018, the Company also signed a cost sharing agreement with these affiliated entities. The Company would be compensated a $40,000 fee for shared administrative and investor servicing costs incurred of the Company. The monthly administrative fee received from related entities would be prorated based on their respective Assets Under Management and is included in fee income on the Statement of Income. The cost sharing agreement also also includes a $6,000 monthly administrative fee that the Company pays one of the affiliated entities for shared payroll expenses, included in professional fees on the Statement of Income. Finally, the cost sharing agreement stipulated that the Company would pay 20% of the monthly required building lease payments directly to the lessor. The cost sharing was concurrently terminated with the Investment Advisory/Investment Banking Agreement termination.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to it's Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Leasehold Improvement	$	31,672	10
Equipment, furniture and fixtures		107,533	5
Art works		6,000	
	$	145,205	
Less: accumulated depreciation		(68,142)	
Furniture and equipment, net	$	77,063	

Depreciation expense for the year ended December 31, 2019 was $24,465.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: LEASES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on November 30, 2021

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	88,380
Short term lease costs		260,986
Total lease cost	$	349,366

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:
Operating leases:

Right of use asset, net	$	378,073
Lease liability	$	409,050

Maturities of lease liability under the non-cancelable operating lease as of December 31, 2019 are:

2020	$	220,296
2021		226,728
Total undiscounted lease payments	$	447,024
Less imputed interest		(37,974)
Total lease liability	$	409,050

The Company subleases the office space that is subject to ASC 842. The sublease is set to expire on November 29, 2021.

NOTE 7: FAIR VALUE MEASUREMENT

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2019, the Company did not have any Level 2 or Level 3 inputs.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Investments in securities, at fair value consist of common stock traded on a national securities exchange. Fair market value is based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at December 31, 2019:

	Assets at Fair Value as of December 31, 2019:			
	Level 1	Level 2	Level 3	Total
Investment in Securities	$ 2,927,246	$ -	$ -	$ 2,927,246

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 6. Under the modified retrospective transition method, the Company recorded a Right of use asset and a Lease liability both in the amount of of $457,179.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $5,493,006 which was $5,483,210 in excess of its required net capital of $9,796; and the Company's ratio of aggregate indebtedness of $146,933 to net capital was 0.03 to 1.

Tranceka Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2019

Computation of net capital

Member's equity	$ 8,630,267	
Total Member's Equity		$ 8,630,267
Less: Non-allowable assets		
BRMK Securities, restricted	(2,927,246)	
Accounts receivable, net	(3,370)	
Other Current Assets	(32,776)	
Fixed Assets	(77,063)	
Deposits	(73,809)	
Prepaid expenses	(22,797)	
Petty Cash	(200)	
Total non-allowable assets		(3,137,261)
Net Capital		5,493,006
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,796	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(9,796)
Excess net capital		$ 5,483,210
Aggregate indebtedness		$ 146,933
Ratio of aggregate indebtedness to net capital		0.03 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 Part IIA report dated December 31, 2019.

Tranceka Capital, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Tranceka Capital, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Tranceka Capital, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Tranceka Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tranceka Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Tranceka Capital, LLC stated that Tranceka Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Tranceka Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tranceka Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2020

Assertions Regarding Exemption Provisions

We, as members of management of Tranceka Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

Tranceka Capital, LLC

Signature: ______________________

Title: President

Tranceka Capital, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Tranceka Capital, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Tranceka Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Tranceka Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Tranceka Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Tranceka Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Tranceka Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2020

Tranceka Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	25,842
SIPC-6 general assessment		
Payment made on July 25, 2019		(5,234)
Payment made on July 23, 2019		(5,234)
SIPC-7 general assessment		
Payment made on January 30, 2020		(15,374)
Total assessment balance (overpayment carried forward)	$	-